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                                       Filed Pursuant to Rules 424(b)(3) and (c)
                                                   Registration Number 333-49415

                                    ABGENIX

                  PROSPECTUS SUPPLEMENT DATED JULY 15, 1998 TO
                         PROSPECTUS DATED JULY 2, 1998

     On July 15, 1998, Abgenix, Inc. ("Abgenix" or the "Company") established a research collaboration agreement with Millennium Biotherapeutics, Inc. ("Millennium Biotherapeutics"), a subsidiary of Millennium Pharmaceuticals, Inc. to develop antibody products for an undisclosed antigen in the field of inflammatory disease. Under the research and material transfer agreement, Abgenix will allow Millennium Biotherapeutics to use XenoMouse technology to generate fully human monoclonal antibodies to the antigen target.

     In addition, the agreement provides Millennium Biotherapeutics with an exclusive option, for a limited time, to enter into a research license and option agreement that provides Millennium Biotherapeutics with an option to obtain a license to develop, make, use and sell antibody products derived from the research collaboration. If the option is exercised, the research license and option agreement may provide Abgenix with up to approximately $7.5 million in license fees and milestone payments to be made in the future upon completion of certain milestones, including completion of research, clinical trials and the receipt of regulatory approvals. Additionally, if a product receives marketing approval from the United States Food and Drug Administration or equivalent foreign agency, the Company is entitled to receive royalties on future product sales by Millennium Biotherapeutics or by a sublicensee of Millennium Biotherapeutics. The receipt of the license fees and milestone payments under the research license and option agreement are subject to a number of risks and uncertainties. See "Risk Factor -- Dependence on Collaborative Arrangements" on page 8 of the Prospectus dated July 2, 1998 (the "Prospectus").

     In connection with the disclosure set forth above, please see the "Risk Factors" beginning of page 6 of the Prospectus and the following sections of the
Prospectus: "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" on pages 24-26; "Business -- Collaborative Arrangements' on pages 40 and 41; and Note 11 to the Company's Financial Statements on page F-21.